Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – YEARS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2015 AND 2014

Introduction

This management discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at February 29, 2016 and for the year then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the years ended February 29, 2016 and February 28, 2015 and 2014. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008.

This MD&A, completed on May 25, 2016, must be read in conjunction with the Corporation’s audited financial statements for the years ended February 29, 2016 and February 28, 2015 and 2014. The Corporation’s audited financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

The Class A shares of the Corporation are listed for trading on the TSX Venture Exchange under the ticker symbol “APO” and  on the NASDAQ Capital Market exchange, under the symbol “ACST”.

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:
•	Acasti’s ability to conduct current and new clinical trials for its product candidate, CaPre® including the timing and results of clinical trials;
•	Acasti’s ability to commercialize its products and product candidate;
•	Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under current good manufacturing practice (“cGMP”) standards;
•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
•	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.
Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.
In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause the Corporation’s actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:
•	whether current and future clinical trials by the Corporation will be successful;
•	whether CaPre® can be successfully commercialized;
•	the Corporation’s history of net losses and ability to achieve profitability in the future;
•	the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under cGMP standards;
•	the Corporation’s ability to secure distribution arrangements for CaPre® if it reaches commercialization;
•	the Corporation’s ability to manage future growth effectively;
•	the Corporation’s ability to further achieve profitability;
•	the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable terms or at all and, accordingly, continue as a going concern;
•	the Corporation’s ability to gain acceptance of its products in its markets;
•	the Corporation’s ability to attract, hire and retain key management and scientific personnel;
•	the Corporation’s ability to achieve its publicly announced milestones on time;
•	the Corporation’s ability to successfully defend any product liability lawsuits that may be brought against it;
•	intense competition from other companies in the pharmaceutical and medical food industries; and
•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.
Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Non-IFRS operating loss (loss from operating activities before interest, taxes, depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Acasti’s method for calculating Non-IFRS operating loss may differ from that used by other corporations.

Acasti calculates its Non-IFRS operating loss measurement by adding to net loss, finance costs, depreciation and amortization, impairment loss and by subtracting finance income. Other items that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivative warrant liabilities. Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net loss to Non-IFRS operating loss is presented later in this document.

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Krill is a major source of phospholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2013, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license in fiscal 2014. The royalty- free license allows Acasti to exploit the intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval of the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to treat severe hypertriglyceridemia, a condition characterized by abnormally very high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials in Canada were initiated and now completed (TRIFECTA trial and COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL).  Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The open-label COLT trial was completed during the second quarter of fiscal 2014 and the TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of these trials, Acasti filed an investigational new drug submission to the U.S. Food and Drug Administration to conduct a pharmacokinetic study in the U.S.  Acasti subsequently received approval to conduct this trial and it was completed in the second quarter of fiscal 2015.

Due to a decision by the FDA not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and primarily focusing  on the severe hypertriglyceridemia population.

Onemia®, Acasti’s commercialized product, has been marketed in the United States since 2011 as a medical food supplement and a natural health product (NHP) in Canada since 2012. An NHP is the equivalent of a dietary supplement in the US.  Onemia® is only administered in the U.S. under the supervision of a physician and is intended for the dietary management of omega-3 phospholipid deficiency related to abnormal lipid profiles and cardiometabolic disorders.

As previously disclosed, Acasti decided to find strategic alternatives for Onemia® and focus its energy and resources on the development of CaPre®.  Acasti has entered into a non-exclusive licensing agreement for Onemia® with Neptune in which Neptune has to engage in best commercial efforts to expand the marketing of Onemia®.  Acasti will receive a royalty of 17.5% on net sales of Onemia® and Acasti believes given Neptune's sales and marketing leadership in the krill oil market that Neptune represents the best partner for Onemia®. As of February 29, 2016, no sales have been realized by Neptune.

During the year, Acasti announced that the Japanese, Taiwanese and Mexican patent offices have each granted Acasti a composition and use patent.  The patents are all valid until 2030 and relate to concentrated therapeutic phospholipid omega-3 compositions covering methods for treating or preventing diseases associated with cardiovascular diseases, metabolic syndrome, inflammation, neurodevelopmental diseases, and neurodegenerative diseases. They are in addition to multiple other patents that Acasti has been granted in the United States, Australia, Mexico, Saudi Arabia, Panama, and South Africa for phospholipid composition. As well, similar patent applications are being pursued in many jurisdictions worldwide.  During the same period, the Chinese Patent Office also granted Acasti a composition and use patent.  The Patent (ZL 201080059930.4), which is valid until 2030, relates also to concentrated therapeutic phospholipid omega-3 compositions.

The granting of these patents is a value-enhancing milestone, which further heightens the potential commercial implications, including possible licensing and partnership opportunities for CaPre®.  Acasti is committed to building a global portfolio of patents to ensure a long-lasting and comprehensive protection, while also safeguarding valuable market expansion opportunities.

Operations

During the year ended February 29, 2016, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®.

CaPre® - Clinical Trials Update

TRIFECTA Trial

The TRIFECTA trial, a 12-week, randomized, placebo-controlled, double-blind, dose-ranging trial, was designed to assess the safety and efficacy of CaPre®, at a dose of 1 or 2 g, on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia. A total of 387 patients were randomized and 365 patients completed the 12-week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.

Similar to the COLT trial, the primary objective of the TRIFECTA trial was to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 10.0 mmol/L (200-877 mg/dL) and to assess the tolerability and safety of CaPre®. The secondary objectives of the TRIFECTA trial were to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); and to evaluate the effect of CaPre® in patients with mild to moderate hypertriglyceridemia and severe hypertriglyceridemia on fasting plasma levels of LDL-C (direct measurement), and on fasting plasma levels of HDL-C, non-HDL-C, hs-CRP and omega-3 index.

In Fiscal 2016, the Corporation received the full data for its TRIFECTA trial which confirmed and supported the positive Phase II TRIFECTA results announced in September 2014, on the safety and efficacy of CaPre® in the treatment of patients with hypertriglyceridemia. The TRIFECTA trial’s primary endpoint was met, with patients on 1 g or 2 g of CaPre® achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, benefits in other key cholesterol markers were announced, including slight increases in HDL-C (good cholesterol), no deleterious effect on LDL-C (bad cholesterol) and no safety concerns.

PK Trial

During the same period, Acasti announced top-line results for its PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. Forty-two male and female individuals, at least 18 years of age, were enrolled into three groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

CaPre® pharmacokinetics  appear to be approximately dose-proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within seven days of dosing.  The bioavailability of CaPre® was not significantly reduced when taken with a low-fat meal versus high-fat meal; a significant advantage for the management of hypertriglyceridemic patients on low fat diets. CaPre® was safe and well tolerated, with no safety concerns.

Following receipt of data for the Phase I PK Study and the Phase II clinical trials – COLT and TRIFECTA – Acasti provided a data package to the FDA to receive direction on requirements for the pivotal Phase III clinical program.

Next Steps

Acasti is now corresponding with the FDA about the next steps proposed for the clinical development plan of CaPre®. Such correspondence is meant to allow the FDA to provide feedback on Acasti’s plans and to clarify or answer specific questions that the FDA may have prior to such next steps toward the pivotal Phase III clinical program. Such correspondence can take the form of written correspondence, discussions and potential in person meetings with the FDA.

Acasti intends to conduct a Phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (> or = 500 mg/dL). In addition to conducting a Phase III clinical trial, Acasti expects that additional time and capital will be required to complete the filing of a New Drug Application (“NDA”) to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia.

Acasti intends to pursue the regulatory pathway for CaPre® under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and conduct a pivotal bioavailability bridging study, comparing CaPre®  to an omega-3 prescription drug as a means of establishing a scientific bridge between the two. This will help determine the feasibility of a 505(b)(2) regulatory pathway, while also optimizing the protocol design of a Phase III clinical program.  The 505(b)(2) approval pathway has been used by many other companies and Acasti’s regulatory and clinical experts believe such a strategy is best for CaPre®.  This should allow Acasti to further optimize the advancement of CaPre® while benefiting most importantly from the substantial clinical and nonclinical data already available with another FDA-approved omega-3 prescription drug.  In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a NDA submission.

The finalization and execution of Acasti’s comprehensive Capre® development plan and definitive Phase III program, overall costs and timelines are contingent upon FDA review and direction.  Acasti has recently received a response from the FDA on the CaPre® clinical development program.  With this endorsement Acasti has submitted an amendment to its current IND application to commence a bioavailability bridging study, while continuing to work closely with the FDA to ensure the Corporation is aligned with their views on Capre®’s clinical development.

As planned, Acasti initiated and recently completed subject enrollment for the bioavailability bridging study. Acasti is expecting results of the study before the end of the year which should confirm Acasti’s chosen regulatory pathway

Additional Developments

On April 29, 2015, Acasti announced the departure of Mr. André Godin from the Corporation. On August 5, 2015, Acasti announced the appointment of Mr. Mario Paradis as Chief Financial Officer of the Corporation.

Reverse-split
On November 7, 2014 Acasti received notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days. To regain compliance, Acasti's shares had to close at US$1.00 per share or more for a minimum of ten (10) consecutive business days. The Corporation was able to cure the listing requirement violation during the fiscal year ended February 29, 2016.
On September 29, 2015, Acasti announced a compliance plan to meet the NASDAQ Minimum Bid Price Rules, by consolidating the issued and outstanding Class A common shares of the Corporation.
The reverse split became effective at the open of trading on October 14, 2015 and the Common Shares began trading on NASDAQ and TSX on a reverse split-adjusted basis on such date. There were currently 106,616,262 Common Shares issued and outstanding on a pre-Consolidation basis, which resulted into approximately 10,661,626 Common Shares issued and outstanding on a post-Consolidation basis.
The exercise price in effect on October 14, 2015, in the case of incentive stock options, warrants and other securities convertible into Common Shares, was increased proportionally to reflect the reverse split. The number of Common Shares subject to a right of purchase upon the exercise of convertible securities was also decreased proportionally to reflect the reverse split.
All share information for current and comparative periods presented in this MD&A has been adjusted to give effect to the reverse split described above.

On March 1, 2016, Acasti announced the resignations of Jerald D. Wenker, Harlan W. Waksal, Adrian Montgomery and Reed V. Tuckson as directors of the Corporation effective February 29, 2016. At the same date, Acasti announced the appointment of Dr. Roderick Carter as Executive Chairman of the Board and Pierre Fitzgibbon as director of the Corporation.
On March 22, 2016, Acasti received a Nasdaq Deficiency Letter confirming that the Corporation is no longer in compliance with NASDAQ Listing Rule 5605, requiring a company’s audit committee to be comprised of atleast three independent directors. Consistent with Listing Rule 5605 (c) (4), NASDAQ has granted Acasti a cure period to regain compliance with the audit committee membership requirements no later than August 29, 2016. Acasti intends to satisfy the listing rule requirements by electing the new Board of Directors on July 12, 2016.
On May 12, 2016, Acasti appointed Ms. Jan D’Alvise as President and Chief Executive Officer effective June 1, 2016.
Basis of presentation of the financial statements
The Corporation’s current assets of $11,325 as at February 29, 2016 include cash and short-term investments for an amount of $10,470, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation’s liabilities at February 29, 2016 are comprised primarily of amounts due to creditors for $1,126 as well as derivative warrant liabilities of $156, which represents the fair value as at February 29, 2016, of the warrants issued to the Corporation’s public offering participants. The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.  The warrant liabilities will be settled in Class A common shares.  The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.09 per warrant as at February 29, 2016. The fair value of the Warrants is revalued at each reporting date.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	Three-month periods ended		Years ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015	February 28, 2014
	$	$	$	$	$
Revenue from sales	21	178	38	271	501
Non-IFRS operating Loss(1)	(1,163)	(2,263)	(6,569)	(8,506)	(5,584)
Net loss and comprehensive loss	(1,919)	(2,311)	(6,317)	(1,655)	(11,612)
Basic and diluted loss per share	(0.18)	(0.21)	(0.59)	(0.16)	(1.38)
Total assets	28,517	37,208	28,517	37,208	45,632
Working capital(2)	12,185	18,020	10,184	18,020	24,646
Total non-current financial liabilities	156	2,357	156	2,357	11,181
Total equity	27,220	33,228	27,220	33,228	33,280

(1)	The Non-IFRS operating loss (loss from operating activities before interest, taxes, depreciation and amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

(2)	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS
 (In thousands of dollars, except per share data)

	Three-month periods ended			Years ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015	February 28, 2014
	$	$	$	$	$
Net loss	(1,919)	(2,311)	(6,317)	(1,655)	(11,612)
Add (deduct)
Finance costs	(1)	2	2	4	1,118
Finance Income	(175)	(1,398)	(1,096)	(1,920)	(814)
Change in fair value of derivative warrant liabilities	(114)	703	(2,201)	(8,824)	508
Depreciation and amortization/Impairment of intangible assets	938	584	2,734	2,335	1,774
Stock-based compensation	108	157	309	1,554	3,442
Non-IFRS operating loss	(1,163)	(2,263)	(6,569)	(8,506)	(5,584)

The derivative warrant liability declined in fiscals 2016 and 2015 due to the decline in the Corporation’s stock price resulting in gains in earnings.  Finance income also includes foreign exchange gains mainly on the Corporation’s short-term investments in US dollars, which represented $1,022, $1,833, and $782 for the years ended February 29, 2016 and February 28, 2015 and 2014, respectively.

Stock-based compensation expense decreased for the quarter ended February 29, 2016 and the years ended February 29, 2016 and February 28, 2015 as the 2012 grants have fully vested.

The yearly increase in the depreciation and amortization expense from fiscal 2014 to fiscal 2015 is attributable to the prepayment agreement entered into in December 2013, whereby Acasti recognized an intangible asset in the amount of $15,130.  See section “Issuance of shares on license prepayment agreement”. During the fourth quarter of 2016, the Corporation recorded an asset impairment loss of $339 relating to patents.  The Corporation determined that the recoverable amount of these costs was nil as it is no longer probable that sufficient future economic benefits will accumulate to the Corporation due to uncertainties related to project level revenues.

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ended February 29, 2016

	February 29,	November 30,	August 31,	May 31,
	2016	2015	2015	2015
	$	$	$	$
Revenue from sales	21	5	7	5
Non-IFRS operating loss	(1,163)	(1,988)	(1,485)	(1,946)
Net loss	(1,919)	(2,191)	(1,241)	(966)
Basic and diluted loss per share	(0.18)	(0.20)	(0.12)	(0.09)

Fiscal year ended February 28, 2015

	February 28,	November 30,	August 31,	May 31,
	2015	2014	2014	2014
	$	$	$	$
Revenue from sales	178	29	8	56
Non-IFRS operating loss	(2,263)	(2,099)	(2,449)	(1,695)
Net (loss) earnings	(2,311)	3,012	(3,712)	1,356
Basic and diluted loss per share	(0.21)	0.28	(0.35)	0.13

In the first, second, third and fourth quarters of fiscal 2016 the change in fair value of the derivative warrant liability was a loss of $1,708, $24, $355 and $114, respectively. The net earnings in the first and third quarters of fiscal 2015 are mainly attributable to the gain resulting from the change in fair value of the derivative warrant liability of $4,634, and $5,211, respectively.  In the second and fourth quarters the change in fair value of the derivative warrant liability was a loss of $318 and $703, respectively.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2015 AND 2014

Revenues
The Corporation generated revenues from sales of $21 from the commercialization of Onemia® during the three-month period ended February 29, 2016.  The Corporation generated revenue from sales of $178 during the corresponding period in 2015.

The Corporation generated revenues from sales of $38 from the commercialization of Onemia® during the year ended February 29, 2016, a decrease of $233 from the revenues of $271 generated during the corresponding period in 2015. The Corporation generated revenue from sales of $501 during the corresponding period in 2014. The revenues were generated from sales made directly to customers in the United States. The decline in sales is due to Acasti deciding to find strategic alternatives for Onemia® and focus its energy and resources on the development of CaPre®. Acasti has entered into a licensing agreement for Onemia® with Neptune in which Neptune has to engage in best commercial efforts to market Onemia®.  Acasti will receive a royalty of 17.5% on net sales of Onemia®, therefore, revenues from royalties may vary from period to period. No revenue from royalties has been recognized during the year ended February 29, 2016 and the Corporation does not expect significant revenues in the future.

Gross Loss
Gross loss is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross loss for the three-month period ended February 29, 2016 amounted to $53 or 3%.   The Corporation realized a gross loss of $3 or 2% during the three-month period ended February 28, 2015.

The gross loss for the year ended February 29, 2016 amounted to $44 or 116%.  The Corporation realized a gross profit of $36 or 13% during the year ended February 28, 2015 and $209 representing a gross profit margin of 42% during the year ended February 28, 2014.  The gross margin for the three-month period ended and year ended February 29, 2016 was lower than the Corporation’s target range for its profit margin because of the change in strategy by the Corporation to shift its focus to the development of CaPre®.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three-month periods and years ended February 29, 2016 and February 28, 2015 and 2014

Research and development expenses	Three-month periods ended		Years ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015	February 28, 2014
	$	$	$	$	$
Salaries and benefits	332	86	989	465	457
Stock-based compensation	12	39	53	258	601
Research contracts	317	1,463	2,550	5,062	3,081
Regulatory expenses	80	83	472	160	141
Professional fees(1)	223	229	567	705	214
Amortization and depreciation(1)	599	584	2,395	2,335	1,774
Impairment of intangible assets	339	-	339	-	-
Tax credits	(126)	(192)	(169)	(264)	(270)
Other	53	51	193	136	61
TOTAL	1,829	2,343	7,389	8,857	6,059

(1)	The Corporation modified the classification on amortization and depreciation as well as certain legal fees from “general and administrative expenses” to “research and development expenses” to reflect more appropriately the way in which economic benefits are derived from the use of the expenses, which resulted in $2,335 and $1,762 being reclassed in 2015 and 2014, respectively.

General and administrative expenses	Three-month periods ended		Years ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015	February 28, 2014
	$	$	$	$	$
Salaries and benefits	143	280	938	1,267	990
Administrative fees	50	-	50	-	-
Stock-based compensation	96	118	256	1,296	2,841
Professional fees	34	46	650	501	607
Royalties	-	-	-	-	228
Sales and marketing	5	14	20	29	16
Investor relations	33	48	78	63	84
Rent	(12)	25	67	99	100
Other	(22)	127	119	318	83
TOTAL	327	658	2,178	3,573	4,949

Operating loss before interest, taxes, depreciation and amortization (Non-IFRS operating loss)

Three month period ended February 29, 2016 compared to February 28, 2015:

Non-IFRS operating loss decreased by $1,100 for the three-month period ended February 29, 2016 to $1,163 compared to $2,263 for the three-month period ended February 28, 2015, is mainly due to the decrease in research and development expenses before consideration of stock-based compensation, amortization and depreciation and impairment of intangible assets.

Research and development expenses decreased by $502 before consideration of stock-based compensation, amortization and depreciation and impairment of intangible assets.  This decrease is mainly attributable to a decrease in research contract expenses related to the Corporation’s clinical trials of $1,146, partially offset by an increase in salaries and benefits of $246 and impairment of intangible assets of $339.

General and administrative expenses decreased by $309 before consideration of stock-based compensation.  This decrease is mainly attributable to decreases in salaries of $137, rent of $37 and other expenses of $149 partially offset by an increase in administrative fees of $50.

Year ended February 29, 2016 compared to February 28, 2015:

Non-IFRS operating loss decreased by $1,937 for the year ended February 29, 2016 to $6,569 compared to $8,506 for the year ended February 28, 2015, mainly due to the increase in research and development expenses as well as general and administrative expenses before consideration of stock-based compensation and amortization and depreciation, partially offset by the decrease in gross profit of $80.

Research and development expenses decreased by $1,323 before consideration of stock-based compensation and amortization and depreciation.  This decrease is mainly attributable to a significant decrease in contract expenses related to the Corporation’s clinical trials of $2,512 and other expenses of $181, partially offset by an increase in salaries and benefits of $524, regulatory expenses of $312 and impairment of intangible assets of $339.

General and administrative expenses decreased by $355 before consideration of stock-based compensation.  This decrease is mainly attributable to decreases in salaries of $329 and other expenses of $199 partially offset by an increase in professional fees of 149 and administrative fees of $50.

Year ended February 28, 2015 compared to February 28, 2014:

Non-IFRS operating loss increased by $2,922 for the year ended February 28, 2015 to $8,506 compared to $5,584 for the year ended February 28, 2014, mainly due to the increase in research and development expenses, before consideration of stock-based compensation and decrease in gross profit.  The increase in research and development expenses before stock based compensation and amortization and depreciation of $2,580 is mainly attributable to increases in contract expenses of $1,981 and professional fees related to the Corporation’s clinical trials of $491.

Net Loss

The Corporation realized a net loss for the three-month period ended February 29, 2016 of $1,919 or $0.18 per share compared to a net loss of $2,311 or $0.21 per share for the three-month period ended February 28, 2015. These results are mainly attributable to the factors described above in the Gross Profit (loss) and Non-IFRS operating loss sections as well as by the decrease in value of the derivative warrant liabilities of $818 and decrease in stock-based compensation expenses of $49.

The Corporation realized a net loss for the year ended February 29, 2016 of $6,317 or $0.59 per share compared to a net loss of $1,655 or $0.16 per share for the year ended February 28, 2015. These results are mainly attributable to the factors described above in the Gross Loss and Non-IFRS operating loss sections as well as by the decrease in value of the derivative warrant liabilities of $2,201 compared to a decrease of $8,824 in prior period, a decrease in the foreign exchange gain over the prior period by $810 and a decrease in stock-based compensation expenses of $1,245, offset by a slight increase in amortization and depreciation of $58.  The foreign exchange gain is due mainly to the strengthening US dollar impact on the Corporation’s US dollar short-term investments.  Stock-based compensation decreased as grants provided in 2012 have fully vested.

The Corporation realized a net loss for the year ended February 28, 2015 of $1,655 or $0.16 per share compared to a net loss of $11,612 or $1.38 per share for the year ended February 28, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Non-IFRS operating loss sections as well as by the decrease in value of the derivative warrant liabilities of $8,824 compared to an increase of $507 in prior period, an increase in the foreign exchange gain over the prior period by $1,051 and a decrease in stock-based compensation expenses of $1,888, offset by increases in amortization and depreciation of $561, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune.  The foreign exchange gain is due mainly to the strengthening US dollar impact on the Corporation’s US dollar short-term investments.  Stock-based compensation decreased as grants provided in 2012 are fully vested.

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure
(In thousands of dollars, except per share data)

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows as at the years ended:

	February 29, 2016	February 28, 2015	February 28, 2014
Class A shares, voting, participating and without par value	10,712,038	10,644,440	10,586,253
Stock options granted and outstanding	454,151	429,625	491,100
Restricted Shares Units granted and outstanding	-	18,398	77,494
Series 6 & 7 warrants expired on February 10, 2015	-	-	75,000
Series 8 warrants exercisable at $1.50 USD, until
December 3, 2018(1)	1,840,000	1,840,000	1,840,000
Series 9 warrants exercisable at $16,00, until
December 3, 2018	161,654	161,654	161,654
Total fully diluted shares	13,167,843	13,094,117	13,231,501

(1) Total of 18,400,000 units, in order to obtain one share of Acasti, 10 units must be exercised.

Issuance of shares on license prepayment agreement

On July 12, 2013, the Corporation issued 675,000 Class A shares, at a price of $23.00 per share to Neptune to pay in advance all of the future royalties’ payable under the intellectual property license it had with Neptune.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,130, was recognized as an intangible asset.  The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525, net of $29 of share issue costs.  The Corporation no longer has a royalty payment commitment under the License Agreement.

CASH FLOWS AND FINANCIAL CONDITION BETWEEN THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 29, 2016, AND FEBRUARY 28, 2015 AND 2014

Operating Activities

During the three-month periods ended February 29, 2016 and February 28, 2015, the Corporation’s activities generated decreases in liquidities of $1,691 and $2,622, respectively.  The decrease in the cash flows from operating activities for the three-month period ended February 29, 2016 is mainly attributable to the changes in non-cash working capital items.

During the years ended February 29, 2016 and February 28, 2015 and 2014, the Corporation’s operating activities resulted in decreases in liquidities of $6,575, $7,198 and $6,805 respectively. The decrease in the cash flows used in operating activities for the year ended February 29, 2016 is mainly attributable to the decreased loss from operating activities after adjustments for non-cash items.  The increase in the cash flows used in operating activities for the year ended February 28, 2015 compared to prior period is mainly attributable to the higher loss from operating activities after adjustments for non-cash items offset by the changes in non-cash working capital items, primarily by decreases in trade and other receivables of $534 and prepaid expenses of $385, and an increase in payable to parent corporation of $539.  The comparative changes in non-cash working capital were due to increases in trade and other receivables of $469 and prepaid expenses of $687, and decrease in payable to the parent corporation of $417.

Investing Activities

During the years ended February 29, 2016 and February 28, 2015 and 2014, the Corporation’s investing activities generated an increase in liquidities of $8,229, an increase in liquidities of $7,627 and a decrease in liquidities of $19,446, respectively. These variations are mainly explained by changes in short-term investments which increased in 2014 following the public and private offerings and decreased in following periods.

Financing Activities

During the years ended February 29, 2016 and February 28, 2015 and 2014, the Corporation’s financing activities generated a decrease in liquidities of $2 and an increase in liquidities of $46 and $24,963, respectively. The increase in liquidities generated from financing activity during the year ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953 and net proceeds from a private placement of $2,068. Acasti has continued to allocate the proceeds obtained through public offering and private placement to the current and future clinical trials of CaPre®. The Corporation did not raise any additional funding during the year ended February 29, 2016 and February 28, 2015.

Overall, as a result, the Corporation’s cash increased by $1,716 and $635 and decreased by $521, respectively, for the years ended February 29, 2016 and February 28, 2015 and 2014. Total liquidities as at February 29, 2016, comprised of cash and short-term investments, amounted to $10,470. See basis of presentation for additional discussion of the Corporation’s financial condition.

On January 7, 2016 Neptune announced the acquisition of Biodroga Inc. As part of this transaction, the Corporation has pledged an amount of 2 million dollars to partly guarantee the financing for the said transaction. Consequently, the corresponding amount shall be considered as restricted cash until released by the lender or reduced by Neptune. Neptune has agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of (i) 9% during the first six months and (ii) 11% for the remaining term of the Pledge Agreement. Neptune’s intention is to release the pledged amount within the next twelve months.

To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from the exercise of warrants, rights and options and research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products and the ability to obtain the necessary financing to do so.  The Corporation believes that its available cash and short-term investments, expected interest income and research tax credits should be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period.
Financial Position
(In thousands of dollars)

The following table details the significant changes to the statements of financial position as at February 29, 2016 compared to February 28, 2015:

Accounts	Increase (Decrease)	Comments
Cash	1,716	See cash flow statement
Short-term investments	(7,628)	Maturity of investments held
Trade and other receivables	(47)	Payments received
Tax credits receivable	(359)	Payments received
Prepaid expenses	138	Increase in prepaid portion of expenses
Inventories	(87)	Onemia® sales and write-off of inventory
Intangible assets	(2,323)	Amortization
Trade and other payables	42	Increase in expenses
Payable to parent corporation	(474)	Payments made
Derivative warrant liabilities	(2,201)	Change in fair value

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements. As of February 29, 2016, the Corporation’s liabilities are $1,297, of which $1,141 is due within twelve months and $156 relates to derivative warrant liabilities that will be settled in shares and thus are excluded from the table below.

A summary of Acasti’s contractual obligations at February 29, 2016 is as follows:

	Total	Less than 1 year
	$
Payables	1,141	1,141
Research and development contracts	5,358	5,358
Purchase obligation	2,271	2,271
Total	8,770	8,770

Significant commitments as of February 29, 2016 include:

Research and development agreements

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $7,776, of which an amount of $1,967 has been paid to date.  As at February 29, 2016, an amount of $451 is included in ''Trade and other payables'' in relation to these projects.

During the year, the Corporation entered into a contract to purchase research and development equipment for $2,271 to be used in the clinical and future commercial supply of CaPre.®

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	February 29,	February 28,	February 28,
	2016	2015	2014
Administrative costs	485	226	128
Research and development costs	347	188	24
Royalties[1]	-	-	228
	832	414	380
1  Refer to Issuance of shares on license prepayment agreement section above.

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.  These charges do not represent all charges incurred by Neptune that may have benefited the Corporation as Acasti benefits from certain cost synergies through shared services with Neptune. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payable to parent corporation amounts to $15 as at February 29, 2016 and has no specified maturity date for payment or reimbursement and does not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 1% of the voting shares of the Corporation.  See note 5(e) to the financial statements for disclosures of key management personnel compensation.

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that intangible assets might be impaired and the use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. The financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the measurement derivative warrant liabilities (note 21 to the financial statements), of stock-based compensation (note 15 to the financial statements) and the determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”) (note 3(e) (ii) to the financial statements).  Also, the management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Impairment of non-financial assets
The carrying value of the Corporation’s license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the CGU’s recoverable amount is estimated.  The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.

Derivative warrant liabilities
The warrants forming part of the Units issued from the 2014 public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.  The derivative warrant liabilities are required to be measure at fair value at each reporting date with changes in fair value recognized in earnings.  The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility.  Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 15 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model.  The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument.  Expected volatility is estimated based on weighted average historic volatility. The expected life of the instrument is estimated based on historical experience and general holder behavior.  Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the Corporation obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune’s contribution to the Corporation. Stock-based compensation recognized under these plans amounted to $10,349 for the year ended February 29, 2016 compared to $561,347 and $2,194,684 for the years ended February 28, 2015 and 2014, respectively.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Future Accounting change
New standard and interpretation not yet adopted:

Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

CONTROLS AND PROCEDURES

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal control over financial reporting.

Disclosure controls and procedures

Management of Neptune, including the CEO and CFO, has designed disclosure controls and procedures, or has caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Corporation has been made known to them; and
•	information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective as of February 29, 2016.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as of February 29, 2016, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

Changes in internal control over financial reporting (ICFR)

There have been no changes in the Corporation’s ICFR during the quarter ended February 29, 2016 that have materially affected, or are reasonably likely to materially affect its ICFR.

Financial Instruments

Credit Risk
Credit Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations.  The Corporation has credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.

Currency risk
The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar.  Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

All of the Corporation’s revenues are in US dollars. A portion of the expenses, mainly related to research contracts, is made in US dollars. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

Furthermore, a significant portion of the Corporation’s cash and short-term investments are denominated in US dollars, further exposing the Corporation to fluctuations in the value of the US dollar in relation to the Canadian dollar presented in Note 19 of the financial statements.

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 29, 2016 and February 28, 2015 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.  Management believes that the risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term liabilities and are generally held to maturity.

Liquidity risk
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 21 to the financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews material transactions outside the normal course of business.

The Corporations contractual obligations related to financial instruments and other obligations and liquidity resources are presented in the liquidity and capital resources of this MD&A.

The Corporation has a significant financial instrument measured at fair value, the derivative warrant liabilities. Significant assumptions in determining this fair value is disclosed in Note 21 of the financial statements. The carrying value of all other financial assets and liabilities of the Corporation approximate their fair value given the short-term nature of these investments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

Risk factors
Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the years ended February 29, 2016 and February 28, 2015 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation’s public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our short form based prospectus and its supplements, as well as in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at May 25, 2016, the total number of Class A shares of the Corporation issued and outstanding was 10,712,038. The Corporation also has 886,151 stock options, no restricted shares units and 18,561,654 Series 8 & 9 warrants outstanding.